Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, June 17, 2026

Sirs

Superintendencia del Mercado De Valores – SMV

Lima.-

Reference:	Communication of Material Event

In accordance with the provisions of Article 30 of the Consolidated Text of the Securities Market Law and the Regulation on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby inform you of the following

In line with the material events published by Cementos Pacasmayo S.A.A. (the “Company”) on March 30, 2026 and May 14, 2026, through which the obligation of Holcim Ltd. to launch a subsequent Tender Offer (OPA) for the common shares representing the Company’s share capital was disclosed, as a result of the indirect acquisition of its controlling interest, we hereby inform that today Holcim Ltd. has informed the Company that it has requested from the SMV an exemption from compliance with certain requirements set forth in the Tender Offer Regulations, so that the SMV may allow Holcim Ltd. to: (a) carry out the Tender Offer through Inversiones ASPI S.A. (a company directly controlled 99.99% by Holcim Ltd. and the majority shareholder of the Company) and (b) submit the audited annual consolidated financial statements of Holcim Ltd. for fiscal year 2025; and the unaudited interim consolidated financial statements of Holcim Ltd. as of June 2026 and, if applicable, the unaudited interim separate financial statements of Holcim Ltd. as of June 2026. In such request, Holcim Ltd. has also indicated that the aforementioned Tender Offer will be launched for up to 100% of the remaining shares representing the Company’s share capital that are not owned by Inversiones ASPI S.A.

Likewise, we hereby inform you that, today, Holcim Ltd. informed us that it has filed with the United States Securities and Exchange Commission (SEC) an amendment to the form known as Schedule 13D, which is available at the following link:

https://www.sec.gov/Archives/edgar/data/1221029/000110465926074814/xslSCHEDULE_13D_X02/primary_doc.xml

Without further matters to address, we remain yours sincerely.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Stock Market Representative